November 20, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karen Rossotto

Christina DiAngelo Fettig

Re:	Nuveen New York Dividend Advantage Municipal Fund

(the “Registrant” or the “Acquiring Fund”);

File No. 333-191636

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on November 13, 2013 and November 18, 2013 with respect to the Registrant’s Registration Statement on Form N-14 filed on October 9, 2013 (the “Registration Statement”) relating to the issuance of common shares and MuniFund Term Preferred Shares in connection with the proposed reorganizations of Nuveen New York Performance Plus Municipal Fund, Inc. (“Performance Plus”) and Nuveen New York Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and together with Performance Plus, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant notes in particular, the following reasons:

A.	The organizational structure of the Registrant, a Massachusetts business trust, is the desired structure for the combined fund because most Nuveen Funds are organized under this structure.

B.

To the extent that there are variances in fee structures among the Funds, the fee structure of the Registrant is the desired structure to survive the Reorganizations. As addressed in the accounting survivor analysis attached hereto as Appendix A, the fund-level management fee schedule for the Registrant is the same as Dividend Advantage 2 and lower than the fee schedule in effect for Performance Plus for managed asset levels between $2 billion and $5 billion (each Fund has equivalent fund-level fee rates for managed assets up to $2 billion).

(2)	Comment: Please explain whether the Registrant expects to continue to employ multiple types of leverage (e.g., Variable Rate Demand Preferred Shares (“VRDP Shares”), MuniFund Term Preferred Shares (“MTP Shares”)) following the Reorganizations.

Response: As disclosed in the Joint Proxy Statement/Prospectus, each Reorganization is structured so that preferred shareholders of each Target Fund will receive a new series of preferred shares of the Acquiring Fund with substantially the same characteristics as the shares held immediately prior to the Reorganization. Accordingly, the Registrant will have multiple types of preferred shares outstanding following the closing. The Registrant may seek to refinance its leverage over time, in the ordinary course, as current forms of leverage mature or it is otherwise desirable to refinance; however, the form that such leverage will take cannot be predicted at this time. The Registrant does not intend to refinance its leverage solely in connection with the Reorganizations.

(3)	Comment: For the staff’s information, please explain why the Reorganizations are expected to result in a lower effective management fee rate based on managed assets. Consider whether disclosure regarding the reasons for an anticipated lower effective management fee rate for the combined fund should be clarified.

Response: As stated in the discussion of the management fee in the Joint Proxy Statement/Prospectus, the effective fund-level fee rate as a percentage of average daily Managed Assets for the combined fund is expected to be lower than the current effective fund-level fee rate for the Acquiring Fund and each Target Fund. The Registrant has modified the disclosure to clarify that the anticipated decrease in effective fund-level fee rate is due to the combination of assets of the Funds and the combined fund’s ability to benefit from available breakpoints in the applicable fee schedule that reduces the fee rate as a fund increases in size (with respect to Managed Assets).

(4)	Comment: Please add disclosure explaining why the Reorganizations are expected to result in changes to the total expenses for shareholders of each Fund or identify the disclosure that, in the Registrant’s view explains sufficiently the reason(s) for the anticipated changes in total expenses.

Response: As set forth in the Comparative Fee Table, under “Comparative Expense Information” in the Joint Proxy Statement/Prospectus, the total annual expenses (as a percentage of net assets applicable to common shares) for the Combined Fund Pro Forma is lower than the total annual expenses for each of the Acquiring Fund and Dividend Advantage 2 and higher than the total annual expenses of Performance Plus, in each case based on the expenses of each Fund for the twelve (12) months ended September 30, 2012. As stated in footnote (2) to the Comparative Fee Table, the Combined Fund Pro Forma figures reflect the impact of applying the Acquiring Fund’s fund-level management fee rates to the Combined Fund Pro Forma and the anticipated reduction of certain duplicative expenses eliminated as a result of the Reorganizations. As disclosed under “Background and Reasons for the Reorganizations” (and elsewhere, including in the Q&A Section), as a result of differences in the cost of leverage, the projected total expenses (including leverage) of the combined fund as of the date presented in the Comparative Fee Table were higher than total expenses (including leverage) for Performance Plus and lower than total expenses (including leverage) for the Acquiring Fund and Dividend Advantage 2. The Registrant believes that in light of the foregoing disclosure and other similar disclosure in the Joint Proxy Statement/Prospectus, the current disclosure sufficiently describes the anticipated impact of the Reorganizations on the fees and expenses, including total annual expenses, of each Fund.

(5)	Comment: For the staff’s information, please discuss the distinction between the terms “substantially identical” as it relates to the MTP Shares being issued in the Reorganizations and “substantially similar” as it relates to the VRDP Shares being issued in the Reorganizations. If not already addressed in the Joint Proxy Statement/Prospectus, please disclose the impact of the Reorganizations on the voting rights of preferred shareholders.

Response: As disclosed in the Joint Proxy Statement/Prospectus, preferred shareholders of each Target Fund will receive the same number of Acquiring Fund VRDP Shares or MTP Shares, as applicable, having substantially identical terms (with respect to MTP Shares) or substantially similar terms (with respect to VRDP Shares) as the outstanding preferred shares of the Target Fund held by such preferred shareholders immediately prior to the closing of the Reorganizations. The term “substantially similar” reflects the fact that certain changes are being proposed to the Statement Establishing the Rights and Preferences for VRDP Shares to be issued in the Reorganizations, which are described in detail in the preliminary proxy statement filed by Performance Plus (811-05931) on November 12, 2013. The Registrant believes that the disclosure therein summarizes the material differences with respect to the terms of the VRDP Shares being issued by the Registrant in the Reorganization of Performance Plus, as compared to the outstanding VRDP Shares of Performance Plus.

(6)	Comment: If not already addressed in the Joint Proxy Statement/Prospectus, please disclose the impact of the Reorganizations on the voting rights of preferred shareholders and discuss how the impact on voting relates to the discussion regarding Section 18(a)(2)(D) of the Investment Company Act of 1940, as amended (the “1940 Act”), on page 65 of the Joint Proxy Statement/Prospectus.

Response: We draw your attention to the disclosure contained under “Terms of the Reorganizations” on page 56 regarding the impact of the Reorganizations on voting power. The Registrant has revised the disclosure regarding Section 18(a)(2)(D) of the 1940 Act to eliminate the term “insignificant adverse effects.”

(7)	Comment: With respect to the discussion of the distribution rates for common shareholders of each Fund (as common shareholders of the combined fund following the Reorganizations) in the Q&A Section and in the Joint Proxy Statement/Prospectus, please consider clarifying the rationale for increases, if any.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(8)	Comment: In the Answer to the Question “Will shareholders of the Funds have to pay any fees or expenses in connection with the Reorganizations?” in the Q&A Section, please clarify that the total costs of the Reorganizations will be borne by the Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(9)	Comment: Please revise the disclosure on pages v-vi of the Joint Proxy Statement/Prospectus to state that each Fund will furnish, without charge, a copy of its most recent shareholder report (rather than referencing the Acquiring Fund only).

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(10)	Comment: For the staff’s information, please explain briefly the reason(s) for the difference in leverage costs among the Funds.

Response: Leverage costs for the Funds may vary based on several factors, including the type of leverage employed, fixed or variable nature of the dividend, and whether or not leverage was issued during the period (i.e., refinancing costs).

(11)	Comment: In connection with the sub-section titled, “Reasons for the Reorganization” and the discussion of the Board’s considerations, please confirm, for the staff’s information, that there are no other principal factors considered by the Board in approving the Reorganization that are not described therein.

Response: Based on the record contained in the Board materials, the Registrant believes that the principal factors considered by the Board in approving the Reorganization are set forth and discussed in the sub-section titled “Reasons for the Reorganization.”

(12)	Comment: In connection with the sub-section titled, “Comparison of Massachusetts Business Trusts and Minnesota Corporations,” please confirm that all material differences between the corporate structures, including as to voting rights and governance, have been identified and addressed.

Response: The Registrant believes that all material differences between Massachusetts business trusts and Minnesota corporations relevant to shareholders have been disclosed in the Joint Proxy Statement/Prospectus.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/ Nathaniel Segal

APPENDIX A

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN NEW YORK PERFORMANCE PLUS MUNICIPAL FUND, INC.

AND

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND 2

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen New York Performance Plus Municipal Fund, Inc. (“Performance Plus”), Nuveen New York Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and together with Performance Plus, the “Target Funds” or each, a “Target Fund”) and Nuveen New York Dividend Advantage Municipal Fund (the “Acquiring Fund” and together with the Target Funds, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganizations. In addition, the Acquiring Fund is organized as a Massachusetts business trust, while one of the two Target Funds is organized as a Minnesota corporation. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund. Each Fund is managed by Nuveen Asset Management, LLC (the “Sub-Adviser”), a registered investment adviser and wholly-owned subsidiary of the Adviser. Scott R. Romans, Senior Vice President of the Sub-Adviser, manages each of the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganizations would result in the potential for lower fees and operating expenses per common share (excluding the costs of leverage) over time from greater economies of scales as the combined fund’s size results in a lower effective management fee rate based on managed assets and allows fixed operating expenses to be spread over a larger asset base. In addition, the fund-level management fee schedule for the Acquiring Fund is the same as Dividend Advantage and lower

[1]	See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

than the fee schedule in effect for Performance Plus for managed asset levels between $2 billion and $5 billion[1] (each Fund has equivalent fund-level fee rates for managed assets up to $2 billion). The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

Investment Objectives, Policies and Restrictions	The Acquiring Fund and Target Funds have similar investment objectives, policies and restrictions. For each of the Acquiring Fund and Dividend Advantage 2, the investment objectives are to provide current income exempt from regular federal, New York State and New York City income tax and to enhance portfolio value relative to the municipal bond market by investing in tax-exempt municipal bonds that the Adviser believes are underrated or undervalued or that represent municipal market sectors that are undervalued. The primary investment objective of Performance Plus is to provide, through investment in a professionally managed portfolio of investment grade quality tax-exempt municipal securities, current income exempt from regular federal, New York State and New York City income taxes. The secondary investment objective of Performance Plus is the enhancement of portfolio value relative to the New York municipal bond market through investments in tax-exempt municipal securities that, in the opinion of the Adviser, are underrated or undervalued or that represent municipal markets that are undervalued. With the exception of the reference to “investment grade quality” in the primary investment objective of Performance Plus and the characterization of the investment objectives as “primary” and “secondary” components, the investment objectives of the Acquiring Fund and Dividend Advantage 2 are otherwise consistent with those of Performance Plus. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of September 30, 2013, the Acquiring Fund had approximately $188.1 million in total managed assets. As of the same date, Performance Plus and Dividend Advantage 2 had approximately $313.2 million and $130.0 million in total managed assets, respectively.

[1]	For the fund-level management fee, managed assets include closed-end fund assets managed by the Adviser that are attributable to certain types of leverage. For these purposes, leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by the Adviser as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances.

In terms of the structure of the transaction, upon the closing of the reorganizations each Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of each Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganizations (including for this purpose fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares. Holders of either MuniFund Term Preferred Shares (“MTP Shares”) or Variable Rate Demand Preferred Shares (“VRDP Shares”) of a Target Fund will receive on a one-for-one basis newly issued preferred shares of the Acquiring Fund having substantially identical terms (with respect to MTP Shares) or substantially similar terms (with respect to VRDP Shares), as of the closing of the reorganizations, as the preferred shares of the Target Fund exchanged therefor.

An analysis of the NAST Factors is consistent with this structure and result. Four of the five the NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganizations.

*        *        *         *        *

November 20, 2013

Ms. Karen Rossotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen New York Dividend Advantage Municipal Fund (the “Registrant”)

Registration Statement on Form N-14

File Number: 333-191636

Dear Ms. Rossotto:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on November 13, 2013 and November 18, 2013 with respect to the Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on October 9, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen New York Dividend Advantage Municipal Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary